OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

UNDER THE SECURITIES ACT OF 1933

ALCHEMY MINING GROUP, INC

(International Nevada Jr. Mining for Profit Benefit Corporation)

Maximum of 4,000,000 Shares of Common Stock Offering
Price: $USD 0.25 per Share PV $0.001

Alchemy Mining Group, Inc., "Alchemy", "we" or "us" is offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) Four Million (4,000,000) Common Restricted shares of our stock @ $USD 0.25 per share par value $0.001 aggregating $USD One Million ($1,000,000).

As of the date of this Memorandum, 20,313,922 common shares were issued and outstanding. Each outstanding share of Common Restricted stock is entitled to one vote, either in person or by proxy, on all matters that may be voted on by the owners thereof at meetings of Alchemy Mining Group, Inc., shareholders.

All Common Restricted shares that are offered, when issued, will be fully paid and non-assessable, with no personal liability attaching to the ownership. The holders of common shares do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding common shares can elect all of the Directors.

The Shares or underlying Securities will be "Restricted Securities" as that term is defined under Rule 144 under the Securities Act of 1933 as amended (the "Act") bearing a **RESTRICTIVE LEGEND** and ineligible for public sale for a period of 12 months from the date of issuance. The certificates will be delivered by certified mail.

A crowdfunding investment involves risk. The securities offered hereby are speculative, involve a high degree of risk and should not be purchased by anyone who cannot afford the loss of their entire investment. Prospective investors should consider carefully the information set forth under "Risk Factors" beginning on page 13. before purchasing such securities.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Our Common Restricted shares has not been registered under the Securities Act of 1933, as amended, also known as the "Securities Act," or the Securities and Exchange Act of 1934 and as amended, or the securities laws of any state and are offered and sold in reliance upon exemptions from the registration requirements of the Securities Act and such state securities laws.

Our Common Restricted stock has not been approved or disapproved by the Securities and Exchange Commission, any state securities commission or other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this Offering or the accuracy or adequacy of the information set forth in this Memorandum. Any representation to the contrary is unlawful.

The Common Restricted stock may not be sold or transferred without compliance with the registration or qualification provisions of applicable federal and state securities laws or an opinion of counsel, satisfactory to us, that an exemption from such registration or qualification requirements is available.

TABLE OF CONTENTS

WE ENCOURAGE ALL POTENTIAL INVESTORS TO CAREFULLY REVIEW THE ATTACHED EXHIBITS AND THIS OFFERING DOCUMENT

CAPITAL REQUIREMENT

The Company is seeking $USD 1,000,000 to reinstate and modernize the exploitation and extraction of ore and production of gold and, the continued development of the "MINA SAN JUAN" mine on the BELLA RICA CODIGO – 15 property claim area including exploration and; to continue USA corporate and establish Ecuador operations.

This is a Regulation Crowdfunding offering by Alchemy Mining Group, Inc., a Nevada corporation (the "Company," "Alchemy", "us" or "we"). We are offering securities through the issuance of restricted common stock with the terms consisting of a $7 million valuation capitalization post capital raise. We must reach our target investment goal of $1,000,000 by DATE TO BE DETERMINED or our offering will expire.

Oversubscriptions will not be accepted. If the Company reaches its target amount prior to DATE TO BE DETERMINED, we may conduct a series of multiple closings, provided that the investors who have committed to the funds will be provided notice five business days prior to any such close. The minimum amount of securities that must be purchased is $1,000 per investor. The maximum amount of securities that can be purchased is $100,000 per investor

COMPANY VALUATION

We have valued the company at $USD 7 million post $USD 1,000,000 crowdfunding and 6 million pre-funding based on the current asset value of the 50% equity in the Ecuador JV company owner of a MINING OPERATION CONTRACT granted rights through 2036, 3rd party legally documented paid in capital by the JV company C.E.O. of $USD 110,000 to acquire legal control of the MINING OPERATION CONTRACT transferred to the JV company, development of a 2 Ha area on the 1,300 Ha property since 2012 with represented unaudited expense of $USD 250,000.

All mining permits and licenses are current and the claim area on the BELLA RICA CODIGO: 15 property which has a compliant NI 43 – 101 report.

> *"Based on the size of individual gold bearing veins, the Bella Rica Property has the potential to host several million ounces of gold, without accounting for silver, copper and zinc credits*
> **Jean Lafleur, M. Sc., P. Geo. BELLA RICA CODIGO: 15 NI 43-101 TECHNICAL REPORT 2007**

Based on the current CEO of the JV company management and professional mining team that have developed a 2 Ha section of the 1,300 Ha claim area to include mining equipment and facilities, office and building warehouse space, electricity, running water, internet, local miners, the blasting and exploitation of 1.3 Km of underground tunnels where they have identified 5 veins and have artisanal exploited 3 of the veins.

Based on immediate availability of local miners, operational management and professional mining team which are in place giving the company an immediate local presence. The property has gravel roads and access to a beneficiation plant for processing the ore 12 Km distance away.

Based on that Bella Rica mining district is supported by an extensive infrastructure, including well-maintained secondary roads leading to the national highway, electricity, labor force, underground mine equipment, mill and mine building.

Based on that the ALCHEMY – ALQUIMIA MINA SAN JUAN project which has in position qualified and experienced local mining engineers and professionals on standby for funding and the experience of the current Alchemy management.

Based on the history of the Bella Rica Codigo: 15 which has active mine production since 1983 and produced more than 244,000 ounces of gold over its 30+ years of operation. Recent production over the last several years has been at an annual rate of 25,000 ounces of gold and according to ARCOM 2015 report offering tremendous upside potential justifying the valuation.

THE OFFERING

We are offering Four Million (4,000,000) Common Restricted shares of our stock @ $USD 0.25 per share par value $0.001 aggregating $USD One Million ($1,000,000) with certificates to be delivered within 30 days of closing.

MAXIMUM # OF SHARES BEING OFFERED
4,000,000 COMMON RESTRICTED P.V.$0.001

	Price to Investors	Offering Expenses & Fee Commission (*5%) Estimated	Proceeds to Company
Per Share	$0.25	$0.016	$0.234
Maximum Offering	$1,000,000	$65,000	$935,000

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

• Annual income AND net worth greater than $100,000:
     o 10% of the lesser of your annual income or net worth, subject to a maximum of $100,000;
• Annual income or net worth less than $100,000:
     o the greater of: $2,000 or 5 percent of the lesser of the investor's annual income or net worth.

Note: You may include the income of your spouse for purposes of determining your annual income. Your net worth must exclude the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

OFFERING EXEMPTION
This offering is being conducted by TO BE DETERMINED ("T.B.D."), a leading investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

USE OF PROCEEDS ($USD)

OFFERING EXPENSES	Financing Commission/Legal	65,000
NET PROCEEDS		935,000
ALCHEMY USA OPERATIONS	NV SOS Annual Fee	900.00

	Alchemy US GAAP Financials 2 Q's	3,000
	Legal & Corporate	25,000
	Commodity Rewards Crowdfunding Program	10,000
	Web Site Development	10,000
	Web Site Crowdfunding Marketing/SEO	15,000
	Portal Crowdfunding Posting Fee	2,500
ALQUIMIA MINERA SAN JUAN S.A. JV OPERATIONS ECUADOR	Corporate Overhead	40,000
	Alchemy Property Inspection & site visits	16,000
	Geologist Property Inspection	5,500
MINA SAN JUAN EXPLOITATION	Ecuador Mining Operations	500,000
BELLA RICA CLAIM AREA DEVELOPMENT	Exploration & Drilling Program	200,000
SUB – TOTAL		892,900
	Contingence (12%)	107,100
TOTAL USE OF NET PROCEEDS		1,000,000

The net proceeds to us will be $USD 935,000 after deducting $USD 65,000 Offering expenses if all of the Common Restricted shares are sold. The Company will use the net proceeds as follows to maintain USA Operations including NV SOS annual fees, SEC Title III Reg CF Crowdfunding regulatory filings, Rewards Crowdfunding Offering presentation, corporate web site enhancement, Rewards Crowdfunding Marketing and PR Campaign, establish Ecuador operations, Ecuador legal representation, purchase property geological survey maps, engagement of P. Geologist, Alchemy principals/Geologist property site visit.

While we currently intend to use the proceeds of this Offering substantially in the manner set forth above, we reserve the right to reassess and reassign such use if, in the judgment of our Board of Directors, such changes are necessary or advisable. At present, no material changes are contemplated.

Should there be any material changes in the above projected use of proceeds in connection with this Offering, we will issue an amended prospectus reflecting the material change. The above amounts and priorities for the use of proceeds represent management's estimates based upon current conditions.

REGULATION CF RULES REGARDING THE INVESTMENT PROCESS

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

How can I (or the company) cancel my investment?
For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let TO BE DETERMINED know by emailing TO BE DETERMINED. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?
You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances, a company may terminate its ongoing reporting requirements if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

COMPANY DESCRIPTION

Alchemy Mining Group, Inc. (the "Company") was incorporated June 30, 2015 in the State of Nevada as a Jr. Resource Mining for Profit Benefit Corporation focusing on the due diligence and evaluation of gold operations in Central and S. America to Joint Venture or acquire and to introduce the use of "Green, Sustainable & Profitable" gold mining to these projects.

As a for Profit Benefit Corporation, our mission statement begins with a mandate to commit to actions that encourage responsible development of small-scale mining operations starting from a clear commitment to present and future generations which are technically and economically viable, socially just and environmentally sustainable with corporate responsibility to protecting, preserving and restoring the environment through the use of organic alternatives to mercury & cyanide for gold extraction and; to create added value and economic development for the Benefit and welfare of indigenous people, the communities and our associates and partners in Ecuador for profit.

CORPORATE DATA

Our authorized capital is 100,000,000 common shares par value $0.001 with 20,313, 922 shares Issued and Outstanding. Each share carries one voting right. We have no authorized preferred shares. We presently maintain an office space, communication and receive Management services for $USD1,500 per Q at 1515 Broadway E. Suite 206 Vancouver B.C. V5N 1V9. Our telephone number is (778) 829-5666. Our Corporate Website is **https://www.alchemyotcmarketsspecialists.com/mining-projects.** Our Registered Agent is IncSmart.Biz @ 3609 Hammerkop Dr. N. Las Vegas 89084 USA **www.IncSmart.Biz**

As a first-time user of equity crowdfunding under Title III of Regulation CF, we intend to take full advantage of the exemption from audit requirements under the Regulation CF rules, including the rule that financial statements of the issuer must be audited by an independent auditor. As an issuer relying on these rules for the first time we are permitted to provide reviewed rather than audited financial statements. We do not have any relevant financial statements available that have been audited by an independent auditor.

MINA SAN JUAN PROJECT

Effective March 15, 2017 ALCHEMY MINING GROUP, INC., entered an Exclusive 50/50 Joint Venture Agreement duly executed with ASOCIACIÓN COMUNITARIA MINERA SAN JUAN, an Ecuadorian Gold mining company with granted rights on two claims located in Camilo Ponce Enríquez parish West Azuay Province, Bella Rica mining district of Southern Ecuador through the formation of ALQUIMIA MINERA SAN JUAN S.A. (Ecuador) comprised of equal board members, equal equity control of the authorized capital and equal rights as to each party.

ASOCIACIÓN COMUNITARIA MINERA SAN JUAN, pursuant to a renewable MINING OPERATION CONTRACT with COOPERATIVA DE PRODUCCIÓN AURÍFERA BELLA RICA legal Title holder of two Concessions BELLA RICA CODIGO: 15 – (3,000 Ha) & GUANACHE 3 DE MAYO CODIGO: 170 - (133 Ha), has granted rights to exploit, benefit, melt, refine and commercialize all mineral substances that might exist and might be obtained in a territory (claim)

forming part of the two Concessions effective December 2013 through March 2036.

These granted rights have been legally resolved, notarized & assigned with all title rights, interests, claims and obligations with the transfer of the MINING OPERATION CONTRACT to ALQUIMIA MINERA SAN JUAN S.A. including all artisanal mining operations, facilities and equipment used to explore, exploit and extract ore from the BELLA RICA CODIGO – 15 concession property mine "MINA SAN JUAN".

BELLA RICA CODIGO - 15 & GUANACHE 3 DE MAYO CODIGO: 170

CLAIMS UTM COORDINATES


BELLA RICA
Código: N/D
Nombre (código): 15
Concesión minera: BELLA RICA
Titular: COOPERATIVA DE PRODUCCION MINERA AURIFERA BELLA RICA

POINTS	X	Y	DISTANCE	METERS
P.P.	643.309	9.661.350	P.P. -1	800.00
1.	644.109	9.661.350	1 - 2	600.00
2.	644.109	9.660.750	2 – 3	109.00
3.	644.000	9.661.750	3 – 4	500.00
4.	644.000	9.660.250	4 – 5	691.00
5.	643.309	9.660.250	5 – P.P.	100.00
				HA'S


GUANACHE 3 DE MAYO
Código: N/D
Nombre (código): 170
Concesion minera: GUANACHE 3 DE MAYO
Titular: COOPERATIVA DE PRODUCCION MINERA AURIFERA BELLA RICA

CLAIMS LOCATION

10 km from the Pacific Ocean and 60 km from the city of Machala Bella Rica mining district, **www.bellarica.org** in the parish of Camilo Ponce Enriquez mining district where Davila reports that more than 2 million ounces of gold was extracted from the district since 1983.

Jaime H. R. Davila, a geological engineer from the Bella Rica mine operator DMG Mining Co. S.A., dated 2007


Cooperativa Minera Bella Rica
AZUAY
EL ORO
Google


Catastro Minero
COOP. MINERA BELLA RICA
Camilo Ponce Enriquez
BELLA RICA
Código: N/D
Nombre (código): 15
Concesion minera: BELLA RICA
Titular: COOPERATIVA DE PRODUCCION MINERA AURIFERA BELLA RICA
CAMILO PON



MINA SAN JUAN PROJECT LOCATION Bella Rica área, western Azuay province, municipality of Camilo Ponce Enríquez

°42′ 36.59" W Longitude, 3° 05′ 2.51"S Latitude

Developed 2 Ha area with various mining equipment and facilities and a 1.3Km Tunnel and extensions 5 identified veins



BELLA RICA CODIGO: 15, the largest Au producing concession in Camilo Ponce Enriquez

Bella Rica mining district compliant NI 43 -101 report produced for C2C, Inc. a former TSX.V public company, encompasses the BELLA RICA ALQUIMIA Project claim area coordinates where the MINA SAN JUAN has been Artisanal explored and exploited with Au production since 2012 exposing 5 quartz veins with 3 veins currently in various stages of exploration and exploitation within the mine tunnels length of 1.3 Km.

The property has 12 know veins including the Paraiso Vein Tres Ranchos Vein. The BELLA RICA concession "*mineralized potential outlined for 5 veins is in the range of 2.0 to 2.1 million tonnes grading between 11 and 12 g/t gold*".

The adjacent Gaby, Papa Grande and Mollopongo gold prospects host (pre-NI 43-101) historical resources of 212 million tonnes grading 0.80 g/t gold containing 5.54 million ounces of gold.

Located in the southern part of a Porphyry Belt hosting the Gaby-Papa Grande (NI 43-101 compliant resource of 308 Mt at 0.63 g/t Au) and Cangrejos porphyry systems, the Bella Maria property mine is adjacent to the Greater Cangrejos property of Odin Mining. A total of 69.000 ounces of gold has been recovered by Odin Mining and Exploration Ltd ("Odin") from its Biron alluvial gold mine located 10 km SW of Bella Maria.

Bella Rica is a significant and highly prospective epithermal low sulphidation gold-silver vein system along the western flank of the Andean Cordillera, between 70 and 1,100 m elevation above sea level. The same "Andean Belt" further south in Peru hosts World-Class deposits where



Yanacocha Peru is South America's largest gold mine,Annual Gold Production*: 336,000 attributable ounces



and others have been discovering, developing and mining World-Class deposits for several decades.

These deposits have similar geology and mineralization to that of the Bella Rica Property which contain numerous mines including the Mina La Paraiso former owner C2C, Inc TSX.V and ALQUIMIA MINA SAN JUAN on the same deposit and veins where the best evidence in Ecuador is the adjacent Gaby, Papa Grande and Mollopongo gold prospects which host (pre-NI 43-101) historical resources of 212 million tonnes grading 0.80 g/t gold containing 5.54 million ounces of gold

BELLA RICA CODIGO: 15 OPERATIONS

Bella Rica Codigo: 15 has been in active mine production since 1983 and has produced more than 244,000 ounces of gold over its 30+ years of operation. Recent production over the last several years has been at an annual rate of 25,000 ounces of gold and according to ARCOM 2015 report.

Bella Rica mining district is supported by an extensive infrastructure, including well-maintained secondary roads leading to the national highway, electricity, labor force, underground mine equipment, mill and mine building.

The concessions, Bella Rica Property, mine, mill and mining contracts have operational and access rights that are guaranteed by the constitution of Ecuador, the Civil Code, the Mining Code, Labor Laws and the Participation Citadine la Promoción de la Inversión y de la Participación Ciudadana

The BELLA RICA CODIGO: 15 which has more than 40 current Artisanal and modern mining operations, was the subject of a 2007 NI 43-101 Technical Report authored for C2C, Inc, a former TSX.V company which transacted a JV on the same BELLA RICA concession as did numerous OTC Markets & TSX 2007 – 2008. C2C JV'd a mine known as the Paraiso Mine which is the largest producing mine on the concession with the last known 2007 Au total mine production reported since 1983 of 244,000 oz's with an annual production of 25,000 oz's

"Based on the size of individual gold bearing veins, the Bella Rica Property has the potential to host several million ounces of gold, without accounting for silver, copper and zinc credits
Jean Lafleur, M. Sc., P. Geo. BELLA RICA CODIGO: 15 NI 43-101 TECHNICAL REPORT 2007

MANAGEMENT



Bruce A. Cosgrove, M.Sc., President/C.F.O. (Canada) 30 + years of experience after earning B.Sc., & M.Sc., degrees @ Simon Fraser University, BC, Canada ranges from, pioneering technologies including the participation as a Research Chemist and Marketing Director of Moli Energy Limited with the development, commercialization of the world's 1st rechargeable Lithium battery – the funding and application of chip technology for real time remote automobile on - board computer diagnostics and real time remote sensing in oil and gas pipelines through to winery acquisitions and capital raises including 20 + years as US Public Company Securities Consultant and pioneering Commodity Rewards Crowdfunding.

Bruce has spent the last 7 years through 3 predecessor companies evaluating and conducting due diligence on mineral properties including gold, silver and fe ore in N. and S. America focusing on Brazil, Peru, Colombia, and Ecuador for acquisition or joint venture.

Bruce is also Managing Director of Alchemy OTC Markets Specialists, LLC., www.alchemyotcmarketsspecialists.com a Nevada domiciled International Boutique Consultancy providing expertise in OTC Markets facilitating and structuring reverse merger and D.P.O. listings of private companies' securities on the US OTC Markets.

The company specializes in structuring Crowdfunding Capital Raise Campaigns and PR Programs and is pioneering the world's 1st Gold Rewards Based Crowdfunding Campaign for the ALCHEMY - ALQUIMIA MINERA SAN JUAN JV company - MINA SAN JUAN Project for which Bruce is the President/C.F.O.



Alexandra D.F. Cripps, B.Com. - Director Oversight and Compliance (Canada) earned her commerce degree from University of B.C. Sauder School of Business who is a systems oriented business person with diverse industry experience across roles including client facing, vendor management, public company operations, IT, HR, and Marketing. Alex has been involved with the Alchemy group of companies for the past 7 years prior to contracting with the TSX Venture Exchange and has been integral in the public listing of private company securities on the US OTC Markets with Alchemy OTC Markets Specialists, LLC as Director, Secretary, V.P. Business Administration and a controlling shareholder.
Alex is currently under contract with the Canadian TSX Venture Exchange in Regulatory Compliance

and Disclosure and is a Director of ALQUIMIA MINERA SAN JUAN JV Company overseeing Corporate Operations for the MINA SAN JUAN Project.



Luis Fidel Atiencia Alarcon, B.Sc., Director - Project Management (Ecuador) is an entrepreneurial hand on business man with a group of companies in Ecuador. Luis obtained his computer engineering Degree from ESPOL (Escuela Superior Politecnica del Litoral). Luis is involved in technology, security, gold mining, and cryptocurrencies and is the owner and managing partner of www.compucima.com.ec, a company providing solutions in electronic security, networks and telecommunications.

Luis is the CEO of ALQUIMIA MINERA SAN JUAN JV Company, Director of Operations and Logistics for the MINA SAN JUAN Project and brings his 3 years' experience in the project along with his mining and engineering Team of professionals.

TEAM PROFESSIONALS



Daniel G. Rubiolo, M.Sc., Ph.D., P. Geologist (Canada) brings over 15 years of valuable experience in mineral exploration across various commodities, deposit styles, and diverse cultural settings. Daniels diverse educational accomplishments include the Executive Management Program - Simon Fraser University, BC, Canada, B.Sc. & M.Sc. in Geology, National University of Córdoba, Argentina - Ph.D. in Earth Sciences, Technical University of Clausthal, Germany.

Daniel is owner of **GeoServa Consultants Ltd.** (Vancouver - Saskatoon) a geological services company consulting in precious and base metals, uranium, potash, iron, rare earth and industrial minerals as well as expertise in economic geology, gold, silver and copper deposits, geological mapping, structural interpretation, mineralogy and geochemistry.

International and cross-cultural Geologist. Qualified Person (Q.P.) and licensed as a Professional Geologist (P. Geo.) by the Association of Professional Engineers and Geoscientists of British Columbia. Daniel possess excellent Managerial skills including Excellent oral and written communication in three languages (English, Spanish and German).



Franklin Horacio Carrillo Cevallos B.Sc., P. Eng. Mining Engineer (Ecuador) earned his mining engineering degree from ESPOL brings over a decade of experience in mining and operations as well as directing current MINA SAN JUAN operations. Franklin will continue to oversee all mining operations.



Oscar Rios Geologist B.Sc., P. Geologist (Ecuador) earned his geology degree from ESPOL field and practical hands on approach will be integral in the integrity of the geochem sampling, logistics and mapping to delineate and identify drill targets of value to further the Au reserve calculations of the property and mine MINA SAN JUAN.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information concerning stock ownership of all persons known by us to own beneficially five percent or more of the outstanding Common Stock, each director and certain executive Officers and Directors as a group, and as adjusted to reflect the sale of the total number of Shares offered hereby.

Name of Beneficial Owner	Shares/% Pre- PPM Offering	*% Post- PPM Offering	** % Post - Crowdfunding
Bruce A. Cosgrove	9,250,000/45.53	43.40	36.54
Alexandra D.F. Cripps	9,250,000/45.53	43.40	36.54
Martin Jackson	1,520,000/7.48	7.13	6.00

*assuming 100% of the PPM Offering is sold

**assuming 100% of the Crowdfunding Offering is sold

OTHER RELEVANT INFORMATION

Currently we are conducting a $USD One Hundred Thousand ($100,000) Equity Private Placement of 1,000,000 common restricted shares @$USD 0.10 per share to "Sophisticated Investors" as defined by Rule 506 of Regulation D (able to evaluate the risks and merits of the investment), or be able to bear the investment's economic risk; either have enough knowledge and experience in finance and business matters and have access to the type of information normally provided in a prospectus for registered securities Offering; agree not to resell or distribute the securities to the public.

If the PPM Offering closes with all the common shares being purchased, the Issued and Outstanding capital of the company would increase by 1,000,000 common restricted shares to 21,313,922.

Concurrently we are conducting a $USD Two Million ($2,000,000) Gold Rewards Crowdfunding Campaign offering up to 2,000 ounces of gold bullion from MINA SAN JUAN gold production.

The issuer or any entities controlled by or under common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, nor were any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

FINANCIAL STATEMENTS

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. In the following paragraphs, we include a discussion of our financials,

FINANCIAL CONDITION

The following discussion includes information based on our unaudited operating data for 2015/2016 and 2016/2017 fiscal years, prepare our consolidated financial statements and our accountant completes a financial review of those statements. We began operations in June 2015 and have generated zero revenue and have incurred nominal operating losses.

We are a development stage company and are dependent on additional financing, including this offering in order to have the funds to develop our joint venture operations. To date, the company has not commenced full scale operations and has accrued losses of ($7,879) & ($79,906) 2016 /2017 Y.E. respectively.

We have no cash on hand and the company operating expenses are paid by the company directors which are booked as loans to the company.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The shares offered are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating our business before purchasing any Common Restricted shares. This Memorandum contains forward - looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Memorandum. These are the risks that relate to the company.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We Were Incorporated In Nevada June 30th, 2015, as a Jr. Resource Mining for Profit Benefit Corporation as a continuation of the managements & officers/directors focus on evaluating and conducting due diligence on potential gold mining opportunities in central and S. America in 3 predecessor companies for acquisition or joint venture.

We Have No Revenue To Date And Have A Limited Operating History as a company upon which an evaluation of our future success or failure can be made although the management, officers/directors have operated within this mining space in 3 predecessor companies, Alchemy

Consulting group, LLC, Alchemy trading and Consulting, LLC and Alchemy OTC Markets Specialists conducting due diligence, evaluating and the preparation of mineral property acquisition and JV proposals since 2011.

There Is No Public Trading Market for Our Common Restricted shares and You May Not Be Able to Resell Your Common Restricted Stock. There is currently no public trading market for our Common stock. Therefore, there is no central place, such as a stock exchange or electronic trading system, to resell your Common shares.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Section 4(a)(2) of the Securities Act exempts from registration "transactions by an issuer not involving any public Offering." To qualify for this exemption, which is sometimes referred to as the "Private Placement" exemption, the purchasers of the securities must:

- either have enough knowledge and experience in finance and business matters to be "Sophisticated Investors" Rule 506 of Regulation D (able to evaluate the risks and merits of the investment), or be able to bear the investment's economic risk;
- have access to the type of information normally provided in a prospectus for registered securities Offering;
- agree not to resell or distribute the securities to the public

For at least one year, the securities can only be resold:

- ✓ In an IPO;
- ✓ To the company;
- ✓ To an accredited investor and;
- ✓ To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of the member of the family of the purchaser or equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Our Future Success Is Dependent, In Part, On the Performance and Continued Service of Our Management, Officers/Directors and Associates. We are presently dependent to a great extent upon the experience, abilities and continued services of our Officers, Directors, Consulting Geologist & Ecuador partners and Associates. The loss of services of any of these could have a material adverse effect on our business, financial condition or results of operation.

The Shares Sold in This Offering Have Not Been Registered Under the Securities Act, and Therefore the Shareholders Must Be Prepared to Hold Such Shares for an Indefinite Period of Time. Our common shares offered are "Restricted Securities" as defined under the Securities Act.

The resale of such securities may not be made without registration under the Securities Act and state securities laws or the existence of an exemption from such registration requirements.

The price of gold may collapse

We may never find additional gold even though gold has and is being extracted

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, investors who are considered a non-major investor under the terms of the securities offered, and therefore you will receive shares of Alchemy with certain limited rights. Alchemy Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights

COMPANY REPRESENTATIONS AND WARRANTIES

We are a duly organized valid and subsisting corporation duly incorporated, continued or amalgamated and in good standing under the laws of the State of Nevada with respect to all acts necessary to maintain its corporate existence;

(b) the Company is duly registered or licensed to carry on business in the jurisdictions in which is required to be so registered or licensed to carry on business or own property or assets and is carrying on its business and owns its property and assets in accordance with all applicable laws, regulations and other requirements, and has not received any notice of a breach thereof which would have a material adverse effect on the Company or its business except where it is in good faith attempting to remedy such breach or contesting such notice;

(c) the Company is the beneficial owner of the properties, business and assets or the interests in the properties, business and assets referred to in the Offering Memorandum, except as disclosed in the Offering Memorandum all agreements by which the Company holds an interest in a property, business or asset are in good standing according to their terms, and there has not been any breach of the applicable laws of the jurisdictions in which such properties, business and assets are situated which would have a material adverse effect on such properties, business and assets;

(d) the Offering Memorandum and the representations contained in this Agreement are accurate in all material respects and omit no fact, the omission of which would make such representation misleading in light of the circumstances in which such representation was made;

(e) the Financial Statements accurately reflect the financial position of the Company as at the date thereof and have been properly prepared in accordance with United States Generally Accepted Accounting Principles (GAAP);

(f) no adverse material changes in the financial position of the Company have taken place since the date of the latest balance sheet contained in the Financial Statements;

(g) the Company has complied and will comply with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Shares;

(h) the issuance and sale of the Shares by the Company does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Company is a party;

(i) this Agreement has been duly authorized by all necessary corporate action on the part of the Company and, subject to acceptance by the Company, constitutes a valid obligation of the Company legally binding upon it and enforceable in accordance with its terms;

(j) the issuance of the Shares, at the time of their issue, will have been approved by all requisite corporate action and any shares comprising part of the Shares, upon issue and delivery, will be validly issued as fully paid and non-assessable;

(k) the Company is not a party to any actions, suits or proceedings which could materially affect its business or financial condition, and, as at the date hereof, no such actions, suits or proceedings have been threatened or, to the best of the Company's knowledge, are pending, except as disclosed in the Offering Memorandum; and

(l) no order ceasing, suspending or prohibiting sale of the Shares has been issued to and is outstanding against the Company or its directors, officers or promoters and to the best of the Company's knowledge no investigations or proceedings for such purposes are pending or threatened.

COMPANY RECITALS

Liabilities

Liabilities are discussed in more detail in the Financial Statements. The Company has no outstanding long - term or short-term debt obligations and nominal outstanding operations liabilities.

Litigation

We are not aware of any pending litigation against us.

Third Party or Related Transactions.

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

Legal Proceedings

There are no legal proceedings against the company, and none anticipated in the near future.

Standing Committees.

The Board of Directors have no standing committees.

Family Relationships

The President/CEO & the Director Oversight & Compliance reside at the same residence and are considered as a single control group.

Employment Agreements/ Terms of Office

None of the members of the Board of Directors or members of the management team presently has an employment agreement with the company.

Director Compensation

Our Directors will not receive a fee for attending each Board of Directors meeting or meeting of a committee of the Board of Directors. All Directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending Board of director and committee meetings.

Stock Option Plan

There is no stock option plan or common shares set aside for any stock option plan. At the conclusion of this Offering Directors may be offered an Option Plan for the common shares of the company. We will present all possible transactions between us and our Officers, Directors or 5% stockholders, and our affiliates to the Board of Directors for consideration and approval. Any such transaction will require approval by a majority of the Directors and such transactions will be on terms no less favorable than those available to third parties.

Preferred Shares

There are no Preferred Shares authorized

Governing Law

This Agreement is governed by the laws of the State of Nevada and the federal laws of United States applicable herein. The Subscriber, in its personal or corporate capacity and, if applicable, on behalf of each beneficial purchaser for whom it is acting, irrevocably attorn to the jurisdiction of the courts of the State of Nevada

Survival

This Agreement including, without limitation, the representations, warranties and covenants contained herein, shall survive and continue in full force and effect and be binding upon the parties notwithstanding the completion of the purchase of the Shares by the Subscriber and any subsequent disposition by the Subscriber of the Shares.

Assignment

This Agreement is not transferable or assignable.

Execution & Delivery

The Company shall be entitled to rely on delivery by facsimile machine of an executed copy of this Agreement and acceptance by the Company of such facsimile copy shall be equally effective to create a valid and binding agreement between the Subscriber and the Company in accordance with the terms hereof.

(a) mailed shall be deemed to have been received on the fifth business day following its mailing;

(b) telecopied shall be deemed to have been received on the business day following the date of transmission; and

(c) delivered shall be deemed to have been received on the date of delivery. In the event of a postal strike or delay affecting mail delivery, the date of receipt of any notice by mail is deemed to be extended by the length of such strike or delay. Each party may change its address for service at any time by providing notice in writing of such change to the other party

Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

ENTIRE AGREEMENT

Except as expressly provided in this Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the parties with respect to the sale of the Shares and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute, by common law, by the Company, by the Subscriber, or by any third party.

Amendments & Waivers

No amendment or waiver of the provisions of this Agreement shall be effective unless in writing and signed by all of the parties hereto.

Dispute Resolution.

1. **General Rule.** Any dispute under this offering will be resolved through arbitration, not through the court system. All arbitration will be conducted in Las Vegas, Nevada unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction

No Class Action Claims

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

Notice

Unless otherwise provided herein, any notice or other communication to a party under this Agreement may be made, given or served by registered mail, postage pre-paid, by telecopy or by delivery to the parties at the addresses as set out in this Agreement. Any notice or other communication:

Contractual Rights respecting Offering Memorandum

If the securities legislation where the Subscriber is resident does not provide comparable statutory rights, the Subscriber shall be entitled to those rights against the Company for cancellation and damages or rescission, as the case may be, as set out under 'Purchasers' Rights' in the Offering Memorandum as if those rights were a part of this Agreement.

PLAN OF DISTRIBUTION

The company plans to distribute the offering to all US States and all Canadian Provinces where qualified.

Approval

The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Form C Offering based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

Subscription Procedure

Each Investor, by providing his or her name, and subscription amount, confirms such investment through the TO BE DETERMINED Platform and has signed this Form C Offering electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Form C Offering. By confirming, the Investor consents to be legally bound by the Form C Offering terms and conditions, and to the terms and conditions of subscription established by the TO BE DETERMINED Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

We reserve the right to reject any subscription from a subscriber that we believe, in our sole discretion, does not meet the suitability standards for this Offering. In such an event, any funds received from such subscriber will be promptly returned without interest or deduction.

We may, at our sole discretion, reject any potential investor's Subscription Agreement in whole or in part, however, Subscription Agreements from any potential investor may only be accepted if such investor meets the minimum suitability standards for an investment in this Offering. We are under no obligation to accept a potential investor's Subscription Agreement and we have the discretion to accept Subscription Agreements to subscribe for any amount up to and including the amount of the entire Offering. Our executive Officers, controlling persons and affiliates may purchase our Common Restricted shares in the Offering in any amount.

SHARE LIMITATIONS

Limitations on Voting Rights

The holders of common shares do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding common shares can elect all of the Directors.

Limitations on Transfer Of Shares

The shares offered hereby have not been registered with the Securities Commission pursuant to the Securities Act; however, they are deemed to be exempt from such registration pursuant to Regulation D Rule 506 of the Securities Act. Even so, the shares are subject to a restriction on re-sale and will be marked as such on the face of the certificate. In addition, there are limits on the resale of the shares by virtue of their corporate issuance. Accordingly, an investment in the shares offered herein should be considered highly illiquid.

Investor Qualifications

Prospective investors should consider carefully each of the risks associated with this Offering, particularly those described in "Risk Factors." In view of these risks, including the lack of an available trading market for the securities, and the consequent long-term nature of any investment in us, this Offering is available only to investors who have substantial net worth and no need for liquidity in their investments.

NASAA UNIFORM LEGEND

In making an investment decision investors must rely on their own examination of us and the terms of the Offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense. These securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act, and the applicable state securities laws, pursuant to registration or exemption. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

FURTHER INFORMATION

The statements contained in this Memorandum constitute only a brief summary of certain provisions of the documents referred to and the transactions contemplated. The statements contained in this document do not purport to be a complete description of every term and condition of such documents and are qualified in their entirety by reference to such documents. As with any summary, some details and exceptions have been omitted. If any of the statements made in this document are in conflict with any of the terms of any of such documents, the terms of such documents will govern. Reference is made to the actual documents for a complete understanding of what they contain. Copies of all documents in connection with the transaction described in this Memorandum are either enclosed or are available for inspection at our offices. Each prospective investor and his advisor are invited and encouraged to ask us questions with respect to the terms and conditions of the Offering and our business and request additional information necessary to verify information in this Memorandum. We will seek to provide answers and such information to the extent possessed or obtainable without unreasonable effort or expense.

Offerees may be required to execute non-disclosure agreements as a prerequisite to reviewing documents determined by us to contain proprietary, confidential or otherwise sensitive information.

FORWARD LOOKING STATEMENTS

This Memorandum contains certain forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to other risks described elsewhere in the Risk Factors discussion, important factors to consider in evaluating such forward-looking statements include (i) changes in external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) unanticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industries in which we operate; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace. In light of these risks and uncertainties, many of which are described in greater detail elsewhere in the "Risk Factors" discussion, there can be no assurance that the events predicted in forward-looking statements contained in this Memorandum will, in fact, transpire. Prospective investors should have this Disclosure Statement reviewed by their personal investment advisers, legal counsel and/or accountants to properly evaluate the risks and contingencies of this Offering.



END OF PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)